EXHIBIT 19

POLICY ON INSIDER TRADING

This Insider Trading Policy (the "Policy") describes the standards of Mercantile Bank Corporation (the "Company") and its subsidiaries with regard to trading, and causing the trading of, the Company's securities or securities of certain other publicly-traded companies while in possession of confidential information. This policy is divided into three parts:

1.

The first part prohibits trading in certain circumstances and applies to all Directors, Officers and employees (collectively, "Insiders") of the Company, Mercantile Bank (the "Bank") and any other subsidiaries of the Company;

2.

The second part imposes special additional trading restrictions and applies to a subset of Insiders consisting of (i) all Directors and Executive Officers of the Company and the Bank, (ii) the employees who serve on the Strategic Planning Team or ALCO Committee, and (iii) certain other employees that the Company may designate from time to time because of their position, responsibilities or their actual or potential access to material information ((i) through (iii) are collectively referred to as "Covered Persons"); and

3.

The third part prohibits pledging of Company securities as collateral for a lending relationship without prior approval from the Compliance Officer and applies to Directors and Executive Officers of the Company and the Bank.

One of the principal purposes of the federal securities laws is to prohibit so-called "insider trading." Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away, transfer or otherwise trade the Company's securities or the securities of certain other companies, or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is "material" and "nonpublic." These terms are defined below in this Policy under Part I, Section 3. The prohibitions would apply to any Insider who buys or sells securities on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I

1. Applicability

This part applies to all Insiders of the Company, the Bank and any other subsidiaries of the Company.

This part applies to all trading or other transactions in (i) the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company's securities, whether or not issued by the Company; and (ii) the securities of certain other companies, including common stock, options and other securities issued by those companies, as well as derivative securities relating to any of those companies' securities.

2. General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

a.	No Insider:
i.

May purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms "material" and "nonpublic" are defined below in Part I, Sections 3(a) and 3(b), respectively.)

ii.

Who knows of any material nonpublic information about the Company may communicate that information to ("tip") any other person, including, but not limited to, family members and friends, or otherwise disclose such information without the Company's authorization.

iii.

May purchase or sell any security of any other company while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No Insider who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including, but not limited to, family members and friends, or otherwise disclose such information without the Company's authorization.

b.

For compliance purposes, an Insider should never trade, tip or recommend transacting in or trading securities (or otherwise cause the purchase or sale of securities) while in possession of information that the Insider has reason to believe is material and nonpublic unless the Insider first consults with, and obtains the advance approval of, the Compliance Officer (as defined below in Part I, Section 3(c)).

c.

The restrictions specified in (a) and (b) above shall equally apply to Related Persons (as defined below in Part I, Section 3(d)) of Insiders. Therefore, Insiders are responsible for ensuring that their Related Persons comply with the aforementioned restrictions of the Policy.

d.	Covered Persons must pre-clear all trading in securities of the Company in accordance with the procedures set forth below in Part II, Section 2.

3. Definitions

(a) Materiality. Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

i.	significant changes in the Company's prospects;
ii.	significant write-downs in assets or increases in reserves;
iii.	developments regarding significant litigation or government agency investigations;
iv.	liquidity problems;
v.	changes in earnings estimates or unusual gains or losses in major operations;
vi.	major changes in the Company's management or board of directors;
vii.	change in dividends;
viii.	extraordinary borrowings;
ix.	major changes in accounting methods or policies;
x.	award or loss of a significant loan or contract;
xi.	material cybersecurity risks and incidents, including vulnerabilities and breaches;
xii.	changes in debt ratings;
xiii.

proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements or purchases or sales of substantial assets; and

xiv.	offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should either (1) consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates, or (2) assume that the information is material.

(b) Nonpublic Information. Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public," the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

i.	information available to a select group of analysts, brokers or institutional investors;
ii.	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
iii.

information that has been entrusted to the Company on a confidential basis, until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

(c) Compliance Officer. The Company has appointed Charles Christmas, EVP, Chief Financial Officer and Treasurer, as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

i.	assisting with implementation and enforcement of this Policy;
ii.	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
iii.	pre-clearing all trading in Company securities by Covered Persons in accordance with the procedures set forth below in Part II, Section 3;
iv.	providing approval of any Rule 10b5-1 plans under Part II, Section 2 below and any options trading under Part II, Section 3 below; and
v.	educating and reminding Company personnel that suspected violations of this Policy may be reported through the Company’s anonymous compliance hotline.

(d) Related Persons.

This includes a person's spouse, minor children and dependents, other family members, others individuals living in such person's household, entities over which such person exercises control and any family members who do not live in such person's household but whose transactions in Company securities are directed by such person or are subject to such person's influence or control (such as parents or children who consult with such person before trading in the Company's securities).

4. Exceptions

(a) The trading restrictions of this Policy do not apply to the following:

(i) Regular reinvestment in the Company's Dividend Reinvestment Plan.

(ii) Regular 401(k) plan contributions in the Company’s stock in accordance with the terms of the Company's 401(k) plan. However, any changes in an investment election regarding the Company’s stock are subject to trading restrictions under this Policy;

(iii) Regular reinvestment of dividends or purchases of the Company stock through periodic, automatic payroll contributions to the Company's Dividend Reinvestment and Stock Purchase Plan ("ESPP"). However, electing to enroll in the ESPP, making any changes in elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy;

(iv) Gifts of Company securities, unless there is reason to believe the recipient intends to sell the securities during the blackout period then in effect as described in Part II, Section 1;

(v) Transfers of Company securities to or from a trust for estate planning purposes; or

(vi) Exercise of Company stock options where no Company stock is sold into the market to fund the option exercise.

(b) Trading restrictions do not apply to transactions under a pre-existing written plan, contract instruction or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that meet the requirements set forth in Part II, Section 1(c) below.

5. Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the U.S. Securities and Exchange Commission (the "SEC") has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b) Company-imposed Penalties. Insiders who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be obtained before any activity contrary to the above requirements takes place.

6. Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer.

PART II

1. Blackout Periods

All Covered Persons are prohibited from trading in the Company's securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Trading in the Company's securities is prohibited during the period beginning at the close of the financial markets on the 15th day of the month preceding the end of each fiscal quarter (i.e., March 15, June 15, September 15 and December 15) and ending at the close of business on the second trading day following the date the Company's financial results are publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company's financial results.

(b) Other Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions, dispositions or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c) Exception. These trading restrictions do not apply to Approved 10b5-1 Plans that meet the following requirements:

(i) have been reviewed and approved at least one month in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least one month in advance of any subsequent trades);

(ii) be entered into (or in the event it was modified, at the time it was modified) in good faith by the Covered Person at a time when the Covered Person was not in possession of material nonpublic information about the Company; and

(iii) give a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions or other formula(s) describing such transactions. With respect to Approved 10b5-1 Plans, the third-party effecting transactions on behalf of the Covered Person should be instructed to send confirmation of all such transactions to the Compliance Officer. No Approved 10b5-1 Plan may be adopted during a blackout period.

For Approved 10b5-1 Plans adopted or modified after February 27, 2023, the Approved 10b5-1 Plans must additionally: (A) be subjected to continuing good faith requirements throughout the duration of the Approved 10b5-1 Plan; (B) if entered into by a Director or Officer, such Director or Officer must have included written certification in the plan that they (i) were not aware of material nonpublic information about the Company or its securities and (ii) were adopting or modifying the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; and (C) must comply with the limitations of Rule 10b5-1 with regard to concurrent or successive plans.

Similarly, Approved 10b5-1 Plans adopted or modified after February 27, 2023 are subjected to the following cooling-off periods:

(i) Trades under an Approved 10b5-1 Plan by an Officer or Director cannot begin until expiration of a cooling-off period consisting of the later of: (a) 90 days after the adoption or modification of such Approved 10b5-1 Plan, or (b) two business days after the company files a quarterly or annual financial report with the SEC covering the quarter in which the plan was adopted or modified. In the case of (a) or (b), the cooling period is subject to a maximum of 120 days after adoption of the Approved 10b5-1 Plan.

(ii) The cooling-off period is 30 days for Covered Persons who are not the Company, not a Director, and not an Officer.

2. Trading Window and Pre-Clearance

Covered Persons are permitted to trade in the Company's securities when no blackout period is in effect. However, even during this permitted trading window, a Covered Person may not trade without obtaining a pre-clearance of the trade from the Compliance Officer. Therefore, a Covered Person may not, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. In addition, a Covered Person who is in possession of any material nonpublic information should not trade in the Company's securities until the information has been made publicly available or is no longer material.

These procedures also apply to transactions by each Covered Person's Related Persons, as this term is defined above in Part I, Section 3(d) of this Policy. Unless revoked, an approval by the Compliance Officer shall remain valid for two trading days, and if the transaction fails to occur within this period, the Covered Person shall be required to re-apply for the Compliance Officer's pre-clearance. Any approval granted by the Compliance Officer pursuant to this section shall not exonerate a Covered Person from trading Company securities, or causing trades in Company securities, if the Covered Person was in possession of material nonpublic information at the time of seeking pre-clearance or at the time of undertaking the trade.

In addition, the Company may close this trading window if a special blackout period is imposed under Part II, Section 1(b) above, and will re-open the trading window once the special blackout period has ended.

3. Prohibited Transactions

(a) Covered Persons and their Related Persons are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) Covered Persons and their Related Persons are prohibited from engaging in the following transactions in the Company's securities:

i.

Short-term trading. Covered Persons and their Related Persons may not engage in the purchase or sale of Company securities with respect to which opposite transactions were entered into six months prior to such purchase or sale (i.e., Company securities may not be sold for at least six months after purchase of Company securities of the same class, and vice versa);

ii.	Short sales. Covered Persons and their Related Persons may not sell the Company's securities short;

iii.

Options trading. Covered Persons and their Related Persons may not buy or sell puts or calls or other derivative securities on the Company's securities, unless advance approval is obtained from the Compliance Officer;

iv.	Trading on margin. Covered Persons and their Related Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a margin loan; and

v.

Hedging. Covered Persons and their Related Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities, including by means of non-security derivatives such as forwards, futures or swaps.

Covered Persons are responsible for ensuring that their Related Persons comply with the restrictions set forth in this Part II, Section 3.

PART III

1. Applicability

This part applies to all Directors and Executive Officers of the Company and the Bank. For this purpose, the "Executive Officers" are defined as those persons who have Section 16 reporting obligations (Forms 3, 4 and 5) under the Securities Exchange Act of 1934, as amended.

2. Pledging

Directors and Executive Officers are prohibited from pledging Company securities as collateral for a lending relationship (e.g., non-purpose loans) without the prior approval of the Governance and Nominating Committee of the Board of Directors (the "Committee"). In order to obtain approval from the Committee, the person seeking to make the pledge of Company securities shall first present the facts and circumstances of the proposed pledge to the Compliance Officer, who shall then present such information to the Committee for consideration. The Committee may, in its sole discretion, reject the proposed pledge, permit the proposed pledge or place conditions upon the proposed pledge, as the Committee deems prudent to protect the interests of the Company and its shareholders.

Acknowledgment and Certification

All Insiders are required to sign the attached acknowledgment and certification of this Policy on an annual basis.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

______________________________ (Signature)
______________________________ (Please print name)
Date: ________________________